              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                           FORM S-6

For Registration Under the Securities Act of 1933 of
Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               HIGH 10 DIVIDEND YIELD, SERIES 1999A

          B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas,
               New York, New York  10019

          D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention:  Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, N.J.  07087

               copy to:
               CARTER LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required
               Pursuant to Rule 24f-2

          H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.

                          THE PAINEWEBBER EQUITY TRUST,
                      HIGH 10 DIVIDEND YIELD, SERIES 1999A

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

2.  Name and address of Depositor      ) Back Cover

3.  Name and address of Trustee        ) Back Cover

4.  Name and address of principal      ) Back Cover
     Underwriter                       )

5.  Organization of Trust              ) Nature of Trust

6.  Execution and termination of       ) Nature of Trust
     Trust Agreement                   ) Termination of the Trust

7.  Changes of name                    ) *

8.  Fiscal Year                        ) *

9.  Litigation                         ) *


                      II. General Description of the Trust
                           and Securities of the Trust

10. General Information regarding      ) Summary of Portfolio
    Trust's Securities and Rights      ) Rights of Certificate-
    of Holders                         ) holders

----------
*Not applicable, answer negative or not required.

    (a) Type of Securities           ) Creation of Trust
        (Registered or Bearer)       )

    (b) Type of Securities           ) Creation of Trust
       (Cumulative or Distributive)  )

    (c) Rights of Holders as to      ) Rights of Certificate-
        Withdrawal or Redemption     ) holders
                                     ) Redemption of Units by
                                     ) Trustee
                                     ) The Municipal Bond Trust
                                     ) Reinvestment Program

    (d) Rights of Holders as to      ) Secondary Market for
        conversion, transfer, etc.   ) Units, Exchange Option

    (e) Rights of Trust issues       ) *
        periodic payment plan        )
        certificates                 )

    (f) Voting rights as to Secu-    ) Rights of Certificate-
        rities, under the Indenture  ) holders

    (g) Notice to Holders as to      )
        change in                    )

        (1) Assets of Trust          ) Amendment of the Indenture
        (2) Terms and Conditions     ) Supervision of Trust
            of Trust's Securities    ) Investments
        (3) Provisions of Trust      ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

    (h) Consent of Security Holders  )
        required to change           )

        (1) Composition of assets    ) Amendment of the Indenture
            of Trust
        (2) Terms and conditions     ) Amendment of the Indenture
            of Trust's Securities    )
        (3) Provisions of Indenture  ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

11. Type of securities comprising    ) *
     periodic payment certificates   )

----------
*Not applicable, answer negative or not required.

12. (a) Load, fees, expenses, etc.   ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

    (b) Certain information regard-  ) *
        ing periodic payment         )
        certificates                 )

    (c) Certain percentages          ) *

    (d) Certain other fees, etc.     ) Expenses of the Trust
       payable by holders            )

    (e) Certain profits receivable   ) Public Offering Price of
        by depositor, principal      ) Units
        underwriters, trustee or     ) Public Offering of Units
        affiliated persons           )

    (f) Ratio of annual charges      ) *
        to income                    )

13. Issuance of trust's securities   ) Nature of the Trust
                                     ) Public Offering of Units

14. Receipt and handling of          ) *
    payments from purchasers         )

15. Acquisition and disposition of   ) Acquisition of Securities
    underlying securities            ) for the Trust Supervision
                                     ) of Trust Investments

16. Withdrawal or redemption         ) Redemption of Units by
                                     ) Trustee

17. (a) Receipt and disposition of   ) Distributions to Certifi-
        income                       ) cateholders

    (b) Reinvestment of              )
        distributions                ) *

    (c) Reserves or special fund     ) Distributions to Certifi-
                                     ) cateholders

    (d) Schedule of distribution     ) *

18. Records, accounts and report     ) Statements to Certificate-
                                     ) holders Administration of
                                     ) the Trust

----------
*Not applicable, answer negative or not required.

19. Certain miscellaneous            ) Administration of the
    provisions of trust agreement    ) Trust

20. Loans to security holders        ) *

21. Limitations on liability         ) Limitation of Liabilities

22. Bonding arrangements             ) Included in Form N-8B-2

23. Other material provisions of     ) *
    trust agreement )


                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor        ) Sponsor

25. Fees received by Depositor       ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

26. Business of Depositor            ) Sponsor

27. Certain information as to        ) Sponsor
    officials and affiliated         )
    persons of Depositor             )

28. Voting securities of Depositor   ) *

29. Persons controlling Depositor    ) Sponsor

30. Payments by Depositor for        ) *
    certain other services trust     )

31. Payments by Depositor for        ) *
    certain other services           )
    rendered to trust                )

32. Remuneration of employees of     ) *
    Depositor for certain services   )
    rendered to trust                )

33. Remuneration of other persons    ) *
    for certain services rendered    )
    to trust                         )

----------
*Not applicable, answer negative or not required.

         IV.  Distribution and Redemption of Securities

34. Distribution of trust's          ) Public Offering of Units
    securities by states             )

35. Suspension of sales of trust's   ) *
    securities                       )

36. Revocation of authority to       ) *
    distribute                       )

37. (a) Method of distribution       ) Public Offering of Units
    (b) Underwriting agreements      )
    (c) Selling agreements           )

38. (a) Organization of principal    ) Sponsor
        underwriter                  )
    (b) N.A.S.D. membership of       ) Sponsor
        principal underwriter        )

39. Certain fees received by         ) Public Offering Price of
    principal underwriter            ) Units

40. (a) Business of principal        ) Sponsor
        underwriter                  )
    (b) Branch officers of           )
        principal underwriter        )
    (c) Salesman of principal        ) *
        underwriter )

41. Ownership of trust's securities  ) *
    by certain persons               )

42. Certain brokerage commissions    ) *
    received by principal            )
    underwriter                      )

43. (a) Method of valuation          ) Public Offering Price
                                     ) Units
    (b) Schedule as to offering      ) *
        price                        )
    (c) Variation in offering        ) Public Offering
        price to certain persons     ) Units

44. Suspension of redemption rights  ) *

----------
*Not applicable, answer negative or not required.

45. (a) Redemption valuation         ) Redemption of Units by
                                     ) Trustee
    (b) Schedule as to redemption    ) *
        price                        )

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in       ) Secondary Market for Units
    underlying securities            ) Redemption of Units by
                                     ) Trustee
                                     ) Evaluation of the Trust

47. Organization and regulation of   ) Administration of the
    Trustee                          ) Trust Trustee

48. Fees and expenses of Trustee     ) Expenses of the Trust

49. Trustee's lien                   ) Expenses of the Trust


 VI.  Information concerninq Insurance of Holders of Securities

50. (a) Name and address of          ) *
        Insurance Company            )
    (b) Type of policies             ) *
    (c) Type of risks insured and    ) *
        excluded                     )
    (d) Coverage of policies         ) *
    (e) Beneficiaries of policies    ) *
    (f) Terms and manner of          ) *
        cancellation                 )
    (g) Method of determining        ) *
        premiums                     )
    (h) Amount of aggregate          ) *
        premiums paid                )
    (i) Who receives any part of     ) *
        premiums                     )
    (j) Other material provisions    ) *
        of the Trust relating to     )
        insurance                    )

----------
*Not applicable, answer negative or not required.

                   VII.  Policy of Registrant

51. (a) Method of selecting and      ) Acquisition of Securities
        eliminating securities       ) for the Trust
        from the Trust               )
    (b) Elimination of securities    ) *
        from the Trust               )
    (c) Policy of Trust regarding    ) Supervision of Trust
        substitution and elimina-    ) Investment
        tion of securities           )
    (d) Description of any funda-    ) Acquisition of Securities
        mental policy of the Trust   ) for the Trust
                                     ) Supervision of Trust
                                     ) Investments

52. (a) Taxable status of the Trust  ) Tax status of the Trust
    (b) Qualification of the Trust   ) Tax status of the Trust
        as a mutual investment       )
        company                      )


          VIII.  Financial and Statistical Information

53. Information regarding the        ) *
    Trust's past ten fiscal years    )

54. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

55. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

56. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

57. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

58. Financial statements             ) Statement of Financial
    (Instruction 1(c) to Form S-6)   ) Condition

----------
*Not applicable, answer negative or not required.

                  UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

[sidebar]
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.
[end sidebar]

          PRELIMINARY, SUBJECT TO COMPLETION, DATED OCTOBER 29, 1999

                           PAINEWEBBER EQUITY TRUST
                     High 10 Dividend Yield Series 1999A

                          (A Unit Investment Trust)

-----------------------------------------------------------------------------

   o  Portfolio of 10 Highest Dividend Yielding Dow Stocks as of

   o  Designed for Total Return From:

       o  Current Dividend Income

       o  Capital Appreciation
-----------------------------------------------------------------------------

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

          THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.

                   PROSPECTUS PART A DATED           , 1999

                              TABLE OF CONTENTS

HIGH 10 DIVIDEND YIELD SERIES 1999A PROSPECTUS PART A           PAGE
                                                              --------
Brief Description of the Trust and its Portfolio ............    A-3
Summary of Risks ............................................    A-3
Fees and Expenses............................................    A-6
Brief Description of the Portfolio...........................    A-7
Availability of Rollover Option..............................    A-7
Is This Investment Appropriate for You? .....................    A-8
Essential Information .......................................    A-9
Report of Independent Auditors ..............................   A-11
Statement of Net Assets .....................................   A-12
Schedule of Investments .....................................   A-13

HIGH 10 DIVIDEND YIELD SERIES 1999A PROSPECTUS PART B
Summary of Certain Trust Features............................    B-1
The Trust ...................................................    B-2
Risk Factors and Special Considerations .....................    B-4
Federal Income Taxes ........................................    B-6
Public Offering of Units ....................................    B-8
 Public Offering Price ......................................    B-8
 Sales Charge and Volume Discount ...........................    B-8
 Employee Discount ..........................................    B-9
 Distribution of Units ......................................    B-9
 Secondary Market for Units .................................   B-10
 Sponsor's Profits ..........................................   B-10
Redemption ..................................................   B-11
Valuation ...................................................   B-12
Comparison of Public Offering Price and Redemption Value  ...   B-13
Expenses of the Trust .......................................   B-13
Rights of Unitholders .......................................   B-14
Distributions ...............................................   B-14
Reinvestment Plan............................................   B-15
Rollover Option..............................................   B-15
Administration of the Trust .................................   B-17
 Accounts ...................................................   B-17
 Reports and Records ........................................   B-18
 Portfolio Supervision ......................................   B-18
Amendment of the Indenture ..................................   B-19
Termination of the Trust ....................................   B-19
Sponsor .....................................................   B-19
Trustee .....................................................   B-20
Independent Auditors ........................................   B-20
Legal Opinions ..............................................   B-20

       PAINEWEBBER EQUITY TRUST, HIGH 10 DIVIDEND YIELD SERIES 1999A -
                              PROSPECTUS PART A

BRIEF DESCRIPTION OF THE TRUST AND ITS PORTFOLIO

1. OBJECTIVES.

   o The High 10 Dividend Yield Series 1999A ("the Trust") seeks total return through a combination of current dividend income of capital appreciation by investing in a fixed portfolio of 10 stocks (the "Portfolio") chosen from the 30 stocks in the Dow Jones Industrial Average* ("DJIA").

   o  The 10 stocks included in the Portfolio were chosen by the Sponsor
      on          because at that time they had the highest dividend yield of all the stocks in the DJIA.

2. THE HIGH 10 DIVIDEND YIELD SERIES INVESTMENT STRATEGY.

   o The Trust plans to hold a fixed portfolio of approximately equal amounts of the 10 highest dividend-yielding stocks in the DJIA,
      chosen     days before the date of this prospectus.

   o The Trust plans to hold the stocks in the Portfolio for approximately one year. At the end of such period, the Trust will be terminated, the stocks will be liquidated and the proceeds will be used to buy stocks for the portfolio of a new High 10 Dividend Yield Trust, if one is then available. The stocks in the portfolio of the new High 10 Dividend Yield Trust will be the 10 highest dividend-yielding stocks of the DJIA on the date they are chosen for the new High 10 Dividend Yield Trust.

   o The Investment Strategy is based upon three investment principles: time in the market is more important than timing of investment, the stocks to buy are the ones that are losing favor and dividend can be an important element of total return.

3. FOLLOWING THE HIGH 10 DIVIDEND YIELD SERIES STRATEGY OVER A PERIOD OF
   TIME.

   o Investors can sell their units at any time, or receive their share of the liquidation proceeds once this High 10 Trust is terminated. The Sponsor believes, however, that to obtain the benefits of the Investment Strategy investors should reinvest or "rollover" their liquidation proceeds into the next available Series of the High 10 Trust for a period of at least 3 to 5 years.

   o The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust's Portfolio is not managed and stocks are not sold because of market changes.

SUMMARY OF RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.

1. SPECIAL RISKS OF INVESTING IN THE TRUST

The 10 common stocks held by the Portfolio generally have higher dividend yields or lower prices relative to the other stocks in the DJIA for a variety of reasons. For example,

------------
* The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc. which is not affiliated with the Sponsor, has not participated in the creation of the Trust or the Investment Strategy, and has not reviewed or approved any information in this Prospectus.

   o  the issuers of the stocks may be having financial difficulties;

   o  the stocks may be reacting negatively to general market cycles;

   o the stocks may not be viewed favorably by the market because of poor earnings forecasts, negative publicity, weak performance or adverse litigation or legislation;

   o other market factors have caused relatively lower prices and higher dividend yields on the stocks.

The 10 Portfolio stocks may experience changes in their dividend rates or share prices which may reduce their total return potential during the life of the Trust.

o Portfolio performance can be expected to vary from the performance of the DJIA or the historical performance of the Investment Strategy.

2. RISKS OF INVESTING IN THE TRUST

Certain risks are involved with an investment in a unit trust which holds common stocks. For example:

   THE TRUST IS NOT "MANAGED"

   o The Trust, unlike a mutual fund, is not "managed" and stocks will not be sold by the Trust from the Portfolio to take advantage of market fluctuations.

   o The Trust's Portfolio is the fixed stocks chosen from the 10 highest yielding dividend stocks on the first day of the Trust. Since the Trust is fixed, and not managed like a mutual fund, the Trust will not buy and sell the list stocks held in the Portfolio to match the most current highest dividend yielding DJIA stocks. Additionally, because the stocks on the DJIA may change, the stocks in the Portfolio may no longer be included in the DJIA.

   o The Trust may, in the future, continue to buy more of the stocks held by the Trust, in the same proportion, when additional Units are offered to the public or for the Reinvestment Plan, even though those stocks may no longer be the highest dividend yielding DJIA stocks or may no longer be on the DJIA at the time such purchases are made.

   o The Portfolio does not reflect any investment recommendations and one or more of the stocks in the Portfolio, may, from time to time, be subject to the Sponsor's sale recommendation.

   PORTFOLIO STOCKS MAY BE SOLD PRIOR TO TERMINATION

   o The Trustee may be required to sell stocks to pay expenses, to meet redemptions, to sell, exchange or tender stocks under certain circumstances. Stocks will be sold in a way to maintain, as closely as possible, the portionate relationship among the stocks. Stocks may be sold in the event certain serious negative events occur.

   o The sale of stocks from the Portfolio in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid.

   o If many investors sell their Units, the Trust will have to sell stocks. This could increase your share of Trust expenses.

   THE PRICE AND VALUE OF UNITS WILL FLUCTUATE DURING THE TRUST'S TERM.

   o The price of your Units depends upon the full range of economic and market influences including the prices of equity securities, the condition of the stock markets and other economic influences that affect the global or United States economy.

   o Assuming no changes occur in the prices of the stocks held by the Trust, the price you receive for your Units will generally be less than the price you paid because your purchase price included a sales charge.

   o The stocks in the Trust's portfolio are generally highly liquid, but the value of the Trust's portfolio, and of your investment, may be reduced if trading in one or more stocks is limited or absent.

   o Additional stocks may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Costs, such as brokerage fees, incurred in purchasing such additional stocks will be borne by the Trust. Your Units will be worth less as a result of the Trust's payment of these brokerage fees and other expenses.

3. GENERAL RISKS OF INVESTING IN STOCKS

INVESTING ALWAYS INVOLVES RISKS. The risks described below are the most significant risks associated with investing in the stocks held by the Trust.

   o The stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, financial condition of issuers, changes in worldwide or national economic conditions, the prices of equity securities in general and the Trust's stocks in particular.

   o There is no guarantee that the Investment Strategy will be successful, and other trusts with similar investment objectives may hold stocks that outperform the Trust's stocks during the Trust's lifetime.

   o Holders of common stocks such as those held by the Trust have rights that are generally inferior to the holders of debt obligations or preferred stocks.

   o Common stocks are not obligations of the issuer of the stocks. Therefore, they do not provide any guaranteed income or provide the degree of protection of debt securities.

4. YEAR 2000 PROBLEM RISKS

   o Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 and therefore may not properly process and calculate date-related information and data (commonly known as the "Year 2000 Problem").

   o As with all investment and financial companies, the Year 2000 Problem may have an adverse impact upon the Trust. The Sponsor and the Trustee are taking reasonable steps to address the Year 2000 Problem with respect to the computer systems they use and to obtain reasonable assurances that similar steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Trust.

   o The Year 2000 Problem is expected to have an impact on all corporations, including those whose stocks are contained in the Trust's portfolio. The Sponsor cannot predict what impact, if any, the Year 2000 Problem will have on the stocks in the Trust.

5. LITIGATION RISKS

Philip Morris Companies common stock represents approximately   % of the
value of the Portfolio. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. Philip Morris charged approximately $3.1 billion as a pretax expense in 1998 as a result of the settlement, and as of December 31, 1998, had accrued costs of its obligations under the settlement and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.

The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning the settlement will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices.

FEES AND EXPENSES

   This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, when investing in Units of the Trust.

SALES CHARGES(1)

  Maximum 1% Initial Sales Charge(2)
  Total Deferred Sales Charges of $20.00 per 100 units(3)

ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST

                                                              AMOUNT
                                                             AS A % OF         AMOUNT PER
                                                            NET ASSETS       $1,000 INVESTED
                                                            (AS OF THE         (AS OF THE
                                                           FIRST DAY OF       FIRST DAY OF
                                                            THE TRUST)         THE TRUST)
                                                         ---------------- -------------------
  Trustee's Fee                                                   %                $
  Portfolio, Bookkeeping and Administrative Expenses              %                $
  Other Operating Expenses                                        %                $
                                                         ---------------- -------------------
    Total                                                         %                $
                                                         ================ ===================
ESTIMATED INITIAL ORGANIZATION COSTS OF THE TRUST(4)              %                $
                                                         ---------------- -------------------

------------
(1)    Unitholders pay a combination of Initial and Deferred Sales Charges.

(2) The Initial Sales Charge of 1% of the Public Offering Price is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges. For futher details, see "Public Offering of Units -- Sales Charge and Volume Discount" and "--Employee Discount" in Part B of this Prospectus.
(3) The Deferred Sales Charge of $2.00 per 100 Units will be deducted from the Trust's net asset value from the 3rd through 12th months of the 13 month life of the Trust, aggregating $20.00 per 100 Units during such
       period. If Units are redeemed prior to [    ], the amount of any
       remaining Deferred Sales Charge installments will be deducted from the redemption proceeds. See "Public Offering Price -- Sales Charge and Volume Discount" and "Administration of the Trust" in Part B of this Prospectus for further details.
(4) Applicable only to purchasers of Units during the initial offering period (approximately 6 weeks).

EXAMPLE

   This example may help you compare the cost of investing in the Trust to the cost of investing in other funds.

   The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

 1 YEAR       3 YEARS      5 YEARS     10 YEARS
----------  ----------- -----------  ------------
$               $            $            $

   While the Trust has a term of approximately 13 months, you may be able to invest in future High 10 Dividend Yield Trusts with reduced sales charges. These future sales charges are included in the amounts provided above.

   See "Expenses of the Trust" in Part B of this Prospectus for additional information regarding expenses.

BRIEF DESCRIPTION OF THE TRUST'S PORTFOLIO.

o The common stocks in the Trust's Portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but whose primary industry is listed in the "Schedule of Investments" in this Prospectus Part A.

                               APPROXIMATE PERCENT OF AGGREGATE
  PRIMARY INDUSTRY SOURCE          MARKET VALUE OF THE TRUST
---------------------------  ------------------------------------

AVAILABILITY OF ROLLOVER OPTION

o When this Trust portfolio is about to terminate, you may elect the Rollover Option and acquire units of another High 10 Dividend Yield Series if one is available.

 o Unitholders electing the Rollover Option may rollover their Units of this Trust for units of a future High 10 Dividend Yield Series, at no Initial Sales Charge. Units acquired through the Rollover Option will, of course, be subject to the Deferred Sales Charges aggregating $20.00 per 100 Units.

o  If you notify the Sponsor by    , your Units will be redeemed and your
   proceeds from the sale of the Trust's securities will be reinvested in
   units of a new High 10 Dividend Yield Series [   ].

o If you decide not to elect the Rollover Option, you will receive a cash distribution after the Trust terminates.

o For a discussion of the tax effects of electing the Rollover Option see "Rollover Option" in this Prospectus Part B. Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Rollover Option.

IS THIS INVESTMENT APPROPRIATE FOR YOU?

   Yes, if you are seeking total return over the life of the Trust by investing in common stocks issued by companies with current dividend income and capital appreciation potential. You will benefit from a portfolio whose risk is reduced by investing in stocks of several different issuers.

   No, if you want a managed investment that changes to take advantage of market movements, if you are uncomfortable with the Investment Strategy, you are unable or unwilling to assume the risks involved generally with equity investments or if you need high current income or seek preservation of capital.

HISTORICAL PERFORMANCE OF THE INVESTMENT STRATEGY

   The Investment Strategy is based on investing equal amounts in the 10 highest dividend-yielding stocks in the DJIA in each year. The Sponsor recommends following this strategy for at least three to five years.

   The results set forth below are hypothetic and do not reflect any sales charges, expenses or brokerage commissions which investors would bear. The performance will also differ from the hypothetical below because the Trust is established at various times during a year, the Trust may not always be fully invested or equally weighted in all 10 stocks and stocks are normally purchased or sold at prices different from the closing price which is used to value units. Past performance is no guarantee of future results of the Trust or the Investment Strategy.

                           COMPARISON OF DIVIDENDS,
                         APPRECIATION OF TOTAL RETURN

                                INVESTMENT                                              DOW JONES
                                 STRATEGY                                               INDUSTRIAL
                                  STOCKS                                                 AVERAGE
          --------------------------------------------------------------------------------------------------------------
                                                         TOTAL                                                  TOTAL
   YEAR     APPRECIATION      ACTUAL DIVIDEND YIELD     RETURN      APPRECIATION     ACTUAL DIVIDEND YIELD      RETURN
--------  ---------------- -------------------------  ---------- ----------------  ------------------------- ----------

                  ESSENTIAL INFORMATION REGARDING THE TRUST
                              AS OF          (1)

 SPONSOR: PaineWebber Incorporated
TRUSTEE:  Investors Bank & Trust Company

INITIAL DATE OF DEPOSIT:         , 1999

    TOTAL VALUE OF SECURITIES HELD BY THE TRUST:  ...................... $

    TOTAL NUMBER OF UNITS(2):  ......................................... 100,000

    FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH       1/100,000th
    UNIT: ..............................................................

    CALCULATION OF PUBLIC OFFERING PRICE PER UNIT(2), (3)

     Public Offering Price per Unit .................................... $10.00

     Less Reimbursement to Sponsor for Initial Organizational Costs(6) . $

     Less Initial Sales Charge(4)* of 1% of Offering Price
      (1.00% of net amount invested per 100 Units) ..................... $0.10

     Net Asset Value per Unit .......................................... $

     Net Asset Value for 100,000 Units ................................. $

     Divided by 100,000 Units(2) ....................................... $

REDEMPTION VALUE**: .................................................... $

EVALUATION TIME:........................................................ 4:00 P.M. New York time.

INCOME ACCOUNT DISTRIBUTION DATES(5): ..................................           and quarterly
                                                                         thereafter and on or after the
                                                                         Mandatory Termination Date.

CAPITAL ACCOUNT DISTRIBUTION DATES(5):..................................           and on or after the
                                                                         Mandatory Termination Date. No
                                                                         distributions of less than $.05
                                                                         per Unit need be made from the
                                                                         Capital Account on any
                                                                         Distribution Date.

RECORD DATES:...........................................................           and quarterly
                                                                         thereafter.

MANDATORY TERMINATION DATE:.............................................

DISCRETIONARY LIQUIDATION AMOUNT:....................................... 40% of the value of stocks upon completion of the deposit of
                                                                         the stocks.

ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST(6): ................ $        per Unit.

                                                                                   Continued on page A-10

ESTIMATED ANNUAL OPERATING EXPENSES OF THE     $      per Unit.
TRUST(7)....................................

 Trustees Fee ..............................   $      per Unit.

 Portfolio Supervision, Bookkeeping and        $      per Unit.
  Administrative Expenses ..................

 Other Operating Expenses ..................   $      per Unit.

  ROLLOVER NOTIFICATION DATE................

  ROLLOVER DATE.............................

------------
(1)   The date prior to the Initial Date of Deposit.
(2) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00, based on the 4:00 p.m. Eastern time valuation of the stocks in the Portfolio on such date. Subsequently, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.
(3) The Public Offering Price will be based upon the value of the stocks next computed following any purchase orders received plus the applicable
      sales charges and will vary on any date after         from the Public
      Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in purchasing additional stocks will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a proportionate share of any accumulated dividends in the Income Account. (See "Summary of Certain Trust Features--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation" in Part B of this Prospectus).
(4) The Initial Sales Charge is 1% per 100 Units. In addition, ten (10) monthly Deferred Sales Charges of $2.00 per 100 Units (totalling $20.00 per 100 Units) will be deducted from the Trust's net asset value during the third (3rd) through twelfth (12th) months of the Trust's thirteen
      (13) month life. The Initial Sales Charge is reduced on purchases of Units worth $50,000 or more. See "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus.
(5)   See "Distributions" in Part B of this Prospectus.
(6) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs").
      These costs have been estimated at $      per Unit based upon the
      expected number of Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.
(7) See "Expenses of the Trust" in Part B of this Prospectus. Estimated dividends from the stocks purchased, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust" in Part B of this Prospectus.)
* The sales charge will not be assessed on securities sold to reimburse the Sponsor for the Initial Organizational Costs.
** This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges of $0.20 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value" in Part B of this Prospectus).

                            REPORT OF INDEPENDENT AUDITORS

         THE UNITHOLDERS, SPONSOR AND TRUSTEE
         THE PAINEWEBBER EQUITY TRUST, HIGH 10 DIVIDEND YIELD
         SERIES 1999A

         We have audited the accompanying Statement of Net Assets of The PaineWebber Equity Trust, High 10 Dividend Yield Series 1999A,
         including the Schedule of Investments, as of       ,   . This
         financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of
         securities, as shown in the financial statement as of       ,   . An
         audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, High 10 Dividend Yield Series 1999A at
               ,   , in conformity with generally accepted accounting
         principles.
                                                 ERNST & YOUNG LLP
         New York, New York
               ,

                        THE PAINEWEBBER EQUITY TRUST,
                     HIGH 10 DIVIDEND YIELD SERIES 1999A
                           STATEMENT OF NET ASSETS
                  AS OF INITIAL DATE OF DEPOSIT,       ,

                                   NET ASSETS
                            -----------------------
Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a)...........................  $  990,006
Reimbursement to Sponsor for Initial Organizational Costs (b) .        (600)
                                                                ------------
    Total......................................................  $  989,406
                                                                ============
Units outstanding (c)..........................................     100,000

                             ANALYSIS OF NET ASSETS
                             ----------------------
 Cost to investors (d).........................................  $1,000,000
 Less: Gross underwriting commissions (e)......................      (9,994)
      Reimbursement to Sponsor for Initial Organizational
      Costs....................................................        (600)
                                                                ------------
    Net Assets.................................................  $  989,406
                                                                ============
------------
   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" in this Prospectus Part A is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus. See also the column headed "Cost of Securities to Trust" under "Schedule of Investments" in this Prospectus Part A. Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on The Bank of America, in the amount of $1,500,000 has been deposited with the Trustee, Investors Bank & Trust Company for the purchase of $990,006 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

   (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.006 per Unit based upon the expected number of Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

   (c) Because the value of stocks at the Valuation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $10 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

   (d) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus.

   (e) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. Additionally, Deferred Sales Charges of $2.00 per 100 Units, payable in ten equal monthly installments on the tenth (10th) day of each month from the third (3rd) through twelfth (12th) months of the Trust for an aggregate amount of $20.00 per 100 Units, will be deducted. Amounts will be credited to an account maintained by the Trustee from which the Deferred Sales Charge obligation of the Unitholders to the Sponsor will be met upon termination of the Trust. If Units are sold, redeemed or exchanged prior to
[      ,   ], the remaining portion of the Deferred Sales Charge applicable to such redeemed Units will be deducted from the proceeds and will be credited to the account on such sale, exchange or redemption date. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus. Based on the projected total assets of $500,000,000, the estimated maximum Deferred Sales Charge would be $10,000,000.

                         THE PAINEWEBBER EQUITY TRUST
                     HIGH 10 DIVIDEND YIELD SERIES 1999A
                           SCHEDULE OF INVESTMENTS
                  AS OF INITIAL DATE OF DEPOSIT,       ,

COMMON STOCKS (1)

                                                              PRICE PER
NAME OF               PERCENTAGE OF      CURRENT DIVIDEND      SHARE TO      COST OF SECURITIES
ISSUER                 PORTFOLIO(2)          YIELD(3)        TRUST(4)(5)          TO TRUST
------------------  ----------------- --------------------  ------------- ----------------------
                                                                                     $

                              A-13

                         THE PAINEWEBBER EQUITY TRUST
                     HIGH 10 DIVIDEND YIELD SERIES 1999A
                     SCHEDULE OF INVESTMENTS (CONTINUED)
                  AS OF INITIAL DATE OF DEPOSIT,       ,
COMMON STOCKS (1)

                                                              PRICE PER
         NAME OF      PERCENTAGE OF      CURRENT DIVIDEND      SHARE TO      COST OF SECURITIES
ISSUER                 PORTFOLIO(2)          YIELD(3)        TRUST(4)(5)          TO TRUST
------------------  ----------------- --------------------  ------------- ----------------------

                                                                                     $

                                                                          ----------------------
                                                                                     $
                                                                          ======================

------------
(1)     All Stocks are represented entirely by contracts to purchase such
        Stocks.
(2)     Based on Cost of Securities to Trust.
(3) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on such security and dividing the result by its
        market value as of the close of trading on     .
(4) Valuation of the Securities by the Trustee was made as described in "Valuation" in Part B of this Prospectus as of the close of business on the business day prior to the Initial Date of Deposit.
(5)     The [gain] [loss] to the Sponsor on the Initial Date of Deposit is
        $   .

                           PAINEWEBBER EQUITY TRUST
                     HIGH 10 DIVIDEND YIELD SERIES 1999A

-----------------------------------------------------------------------------

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                   SPONSOR:

                           PAINEWEBBER INCORPORATED
        Prospectus Part B may not be distributed unless accompanied by
                              Prospectus Part A.

   This Prospectus Part B contains a description of the important features of the PaineWebber Equity Trust, High 10 Dividend Yield Series 1999A and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.

          THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.
                      PROSPECTUS PART B DATED          .

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                           PAINEWEBBER EQUITY TRUST
                     HIGH 10 DIVIDEND YIELD SERIES 1999A
                              PROSPECTUS PART B
-----------------------------------------------------------------------------

                      SUMMARY OF CERTAIN TRUST FEATURES

   Additional Deposits. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities, in approximately the same proportional relationship, ("Additional Securities") in the Trust's Portfolio where additional Units are to be offered to the public. (See "The Trust" in this Prospectus Part B). The Trust, when acquiring such Additional Securities, may purchase Stocks notwithstanding that, at the time of such purchase, such Stocks are no longer included in the 10 highest dividend-yielding stocks on the DJIA or included among the 30 current DJIA stocks. Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations" in this Prospectus Part B.)

   Public Offering Price. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $20.00 per 100 Units over the third (3rd) through twelfth (12th) months of the thirteen (13) month life of the Trust. For example, on a $1,000 investment, $990.00 is invested in the Trust and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales Charge of $2.00 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from months three (3) through twelve (12) of the Trust's life for a total of $20.00. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The Initial Sales Charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on any date subsequent to the Initial Date of Deposit, will vary from the Public Offering Price set forth on page A-[ ] of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have any amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption. (See "Public Offering of Units" in this Prospectus Part B). In addition, during the initial public offering period, the Public Offering Price per 100 Units will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in "Public Offering Price" in this Prospectus Part B.

   Distributions. The Trustee will make distributions of income and capital appreciation, if any, on the Distribution Dates. (See "Distributions", "Exchange Option" and "Administration of the Trust" in this Prospectus Part B.) Unitholders may elect to have their Income and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see "Reinvestment Plan") in this Prospectus Part B. (Such Units, like all Units, will be subject to Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

   Termination. Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates (see "Termination of the Trust" in this Prospectus Part B). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust approximately twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately thirteen (13) months after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes" in this Prospectus Part B.)

   Rollover Option. So long as the Sponsor continues to offer new series of the High 10 Trust, Unitholders may exercise their rollover option on
          (the "Special Redemption Date"), and acquire units of the new series of the High 10 Trust at a reduced sales charge described under "Rollover Option" in this Prospectus Part B. The Sponsor reserves the right not to offer new series of the High 10 Portfolio and there is no guarantee that a new series will be available on or after the Special Redemption Date. (See "Rollover Option" in this Prospectus Part B.)

   Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation" in this Prospectus Part B.) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption" in this Prospectus Part B.)

THE TRUST

   The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement * (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is total return through an investment the 10 highest dividend-yielding stocks in the DJIA at the time the Portfolio was constructed. Of course, there can be no assurance that the objective of the Trust will be achieved.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation" in this Prospectus Part
B. In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with

------------
*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of Units--Public Offering Price" in this Prospectus Part B) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio immediately prior to such deposit of Additional Securities. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan" in this Prospectus Part B).

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust" in this Prospectus Part B.)

   INVESTORS SHOULD BE AWARE THAT THE TRUST, UNLIKE A MUTUAL FUND, IS NOT A "MANAGED" FUND AND AS A RESULT THE ADVERSE FINANCIAL CONDITION OF A COMPANY WILL NOT RESULT IN ITS ELIMINATION FROM THE PORTFOLIO EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES (SEE "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION" IN THIS PROSPECTUS PART B). IN ADDITION, SECURITIES WILL NOT BE SOLD BY THE TRUST TO TAKE ADVANTAGE OF MARKET FLUCTUATIONS OR CHANGES IN ANTICIPATED DIVIDEND YIELDS OR RATES OF APPRECIATION.

   Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.

   Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the Securities may no longer be included in the current DJIA or remain one of the 10 highest dividend-yielding stocks in the DJIA. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.

RISK FACTORS AND SPECIAL CONSIDERATIONS

   An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

   The Trust is not appropriate for investors who require high current income or seek conservation of capital.

   Common stocks do not represent an obligation of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

   Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

   Investors should note that the Trust's objective may not be realized because the Securities held in the Trust's Portfolio may not perform as well as expected, and other investment vehicles with similar investment objectives may hold stocks that outperform the Trust's stocks during the Trust's lifetime. Additionally, there is no guarantee that the Investment Strategy will be successful.

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units or to reimburse the Sponsor for the Initial Organizational Costs, or to pay the accrued Deferred Sales Charge to the Sponsor may impact upon the value of the underlying Securities and the Units. During the initial public offering period the Sponsor may also purchase large blocks of the Securities in connection with the offering of other investment funds holding substantially the same portfolio of Securities as the Trust. The Sponsor's acquisition of certain of the Securities in open market purchases may have the unintended result of increasing the market price for such Securities during the period that the Sponsor is acquiring Securities for the Trust.

   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust." To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

   Investors should note that the Trust has adopted an internal policy which prohibits the ownership of any issue of Securities by all series of the High 10 Dividend Yield Trust combined beyond 9.9% of the then-current outstanding common stock of such issuer. The Sponsor is authorized to immediately discontinue the offering of any additional Units of any High 10 Dividend Yield Series, including those to be created for Reinvestment Plan purposes, until such time as all High 10 Dividend Yield Trust series, in the aggregate, hold less than 9.9% of the then-current outstanding common stock of such issuer.

   In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

   To the extent that a significant number of Unitholders exercise their rollover option on the Rollover Date, the Trust will experience a correspondingly significant redemption at such time thereby reducing the size of the Trust. Such redemptions may increase the expense ratios for Unitholders who hold their Units until the Mandatory Termination Date. See "Rollover Option" in this Prospectus Part B.

   Because the Trust is organized as a unit investment trust, rather than as a management investment company, the Trustee and the Sponsor do not have authority to manage the Trust's assets fully in an attempt to take advantage of various market conditions to improve the Trust's net asset value, but may dispose of Securities only under certain limited circumstances. (See the discussion below relating to disposition of Stocks which may be the subject of a tender offer, merger or reorganization and also the discussion under the caption "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B.)

   A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.

   The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.

   Except as may be disclosed in Part A, the Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

   Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B).

   The Trust is not appropriate for investors who require high current income or seek conservation of capital.

FEDERAL INCOME TAXES

   In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder. Each Unitholder will be considered to have received all of the dividends paid on such Unitholder's pro rata portion of each Security when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Trust Units (see "Reinvestment Plan" in this Prospectus Part B).

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

   The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax-treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

   General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust.

   Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.

   To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of such stock or of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Stock.

   A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

   Capital gains realized by noncorporate taxpayers are generally taxable at a maximum rate of 20% if the taxpayer has a holding period of more than 12 months.

   Unitholders will be taxed in the manner discussed above regardless of whether distributions from the Trust are actually received by the Unitholder in cash or are reinvested pursuant to the "Reinvestment Plan" described later in this Prospectus Part B. Unitholders exercising the Rollover Option may also experience certain adverse tax consequences as described in the "Rollover Option" described later in this Prospectus Part B.

   Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.

PUBLIC OFFERING OF UNITS

   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order, by the number of Units outstanding plus the sales charge. (See "Valuation" in this Prospectus Part B.) The Public Offering Price on any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page A-9 hereof) due to fluctuations in the value of the Stocks among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in "Essential Information Regarding the Trust" in Part A of this Prospectus. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the "SEC") and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" in this Prospectus Part B for a description of the method by which the Trustee will sell such Securities.

   Sales Charge and Volume Discount. Units will be charged a Total Sales Charge of approximately 3.00% per 100 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be $10.00 per 100 Units on the Initial Date of Deposit (1.00% of the Public Offering Price). Commencing in the third (3rd) month and continuing through the twelfth (12th) month of the Trust's thirteen (13) month life, the Deferred Sales Charge per 100 Units will be $20.00, approximately 2.00% of the Public Offering Price. Because the Deferred Sales Charge per 100 Units is $20.00 regardless of the price paid for Units, the Total Sales Charge expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if an investor bought 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and held the Units until the Trust terminates, such investor would pay a Total Sales Charge of $30.00 or 3.00% of the acquisition price for such Units. If, however, an investor bought 100 Units for $900 (including the Initial Sales Charge of $9.00), such investor would pay a Total Sales Charge of $29.00 or 3.2% of the acquisition price for such Units. Conversely, if an investor bought 100 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $31.00 or 2.8% of the acquisition price for such Units.

   The Deferred Sales Charge is a charge of $20.00 per 100 Units and is accrued in ten (10) monthly installments during the first twelve (12) months of the life of the Trust ($20.00 annual total) commencing in the third (3rd) month of the Trust. UNITS REDEEMED OR REPURCHASED PRIOR TO THE ACCRUAL OF THE FINAL DEFERRED SALES CHARGES INSTALLMENT WILL HAVE THE AMOUNT OF ANY INSTALLMENTS REMAINING DEDUCTED FROM THE REDEMPTION OR REPURCHASE PROCEEDS OR DEDUCTED IN CALCULATING AN IN-KIND REDEMPTION, ALTHOUGH THIS DEDUCTION WILL BE WAIVED IN THE EVENT OF DEATH OR DISABILITY (AS DEFINED IN THE INTERNAL REVENUE CODE) OF AN INVESTOR.

   The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor, upon the Sponsor's request. The Trustee is directed to sell Securities to make this payment. It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the date of actual sales of Securities to satisfy this liability.

   A discount in the Initial Sales Charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The Initial Sales Charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.

                                                                                       MAXIMUM DOLLAR
                            INITIAL SALES CHARGE             TOTAL SALES CHARGE
                                                                                          AMOUNT OF
                       ------------------------------- ------------------------------- DEFERRED SALES
AGGREGATE DOLLAR       AS % OF PUBLIC    AS % OF NET   AS % OF PUBLIC    AS % OF NET     CHARGE PER
VALUE OF UNITS*        OFFERING PRICE  AMOUNT INVESTED OFFERING PRICE  AMOUNT INVESTED    100 UNITS
---------------------  -------------- ---------------  --------------  ---------------  --------------
Up to $49,999 ........      1.00%           1.01%           3.00%           3.09%          $20.00
$50,000 to $99,999  ..      0.75            0.76            2.75            2.83           $20.00
$100,000 to $249,999        0.50            0.50            2.50            2.56           $20.00
$250,000 to $499,999 .      0.25            0.25            2.25            2.30           $20.00
$500,000 or more  ....      0.00            0.00            2.00            2.04           $20.00
------------
*     The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

   The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan" in this Prospectus Part B).

   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust at a reduced sales charge.

   Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of 0.80% of the Total Sales Charge (3.00%) per Unit, subject to change from time to time. Volume incentives can be earned as a marketing allowance by "Eligible Dealer Firms" who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the PaineWebber Equity Trust High 10 Dividend
Yield Series 1999A sold in the primary market from         through
(the "Incentive Period"), as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for PaineWebber unit trusts in the form of distributing or permitting the distribution of marketing materials and other product information. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving the High 10 Dividend Yield Series 1999A, originated from client accounts only, during the Incentive Period.

 TOTAL DOLLAR AMOUNT SOLD OVER
INCENTIVE PERIOD                                          VOLUME INCENTIVE
---------------------------------  --------------------------------------------------------------
$1,000,000 to $2,999,999.......... Additional 0.02% on sales between $1,000,000 and $2,999,999
$3,000,000 to $4,999,999.......... Additional 0.04% on sales between $3,000,000 and $4,999,999
$5,000,000 or more ............... Additional 0.07% on sales above/over $5,000,000

   Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption" in this Prospectus Part B. Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the Stocks in the Trust, nor that of the Units.

   Investors should note that the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption" in this Prospectus Part B).

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation" in this Prospectus Part B. The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

   Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation" in this Prospectus Part B.) Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment will have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

   A redemption request is deemed received on the business day (see "Valuation" in this Prospectus Part B for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Securities to be sold. (See "Administration of the Trust" in this Prospectus Part B.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation" in this Prospectus Part B. A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   To the extent that a significant number of Unitholders exercise the Rollover Option on the Rollover Date, the Trust will experience a correspondingly significant redemption at such time, thereby reducing the size of the Trust. Such redemption may increase the expense ratios for Unitholders who hold their Units until the Mandatory Termination Date. See "Rollover Option" in this Prospectus Part B.

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding
(a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor
(x) cash allocated for distributions to Unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v),
(w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

   The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the last reported sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon), (2) if there is no such appropriate sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

   The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information" in Part A of this Prospectus). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.

EXPENSES OF THE TRUST

   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed
$          per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

   For its services as Trustee and Evaluator, the Trustee will be paid in
monthly installments, annually $      per Unit, based on the largest number
of Units outstanding during the previous month. In addition, the regular and
recurring expenses of the Trust are estimated to be $      per Unit, which
include, but are not limited to certain mailing, printing, and audit expenses. These expenses, including expenses in excess of this estimate, will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts" in this Prospectus Part B): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $0.50 per Unit, unless the Trustee has been advised that such expenses are permitted by the SEC to be deducted from the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption" in this Prospectus Part B.

RIGHTS OF UNITHOLDERS

   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.

DISTRIBUTIONS

   The Trustee will distribute net dividends, if any, from the Income Account on the quarterly Income Account Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on the Capital Account Distribution Date to Unitholders of record on the preceding Record Date. Distributions of less than $.05 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information" in Part A of this Prospectus. Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

   Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge. (See "Reinvestment Plan" in this Prospectus Part B).

   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust" in this Prospectus Part B.)

REINVESTMENT PLAN

   Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of Additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust" in this Prospectus Part B. Purchases made pursuant to the Reinvestment Plan will be made without any Initial Sales Charge at the net asset value for Units of the Trust; of course, such Units will be subject to the Deferred Sales Charges remaining on Units received. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice. Unitholders receiving Units as a result of their participation in the Reinvestment Plan will be taxed with respect to such Units in the manner described in "Federal Income Taxes" earlier in this Prospectus Part B.

ROLLOVER OPTION

   So long as the Sponsor continues to offer new series of the High 10 Dividend Yield Trust, Unitholders, in lieu of redeeming their Units or receiving liquidation proceeds upon termination of this Trust series, may
elect, by contacting the Sponsor no later than 12 noon EST on         (the
"Rollover Notification Date"), to exchange their Units of this Trust series for units of the next series of the High 10 Dividend Yield Trust on the Special Redemption Rollover Date at no Initial Sales Charge.

Units acquired by means of the Rollover Option will, of course, be subject to the Deferred Sales Charges aggregating $20.00 per 100 Units. No election to rollover may be made prior to 40 days before the Rollover Notification Date and any exchange election will be revocable at any time prior to 12 noon EST on the Rollover Notification Date. It is expected that the terms of the new Trust series will be substantially the same as those of this Trust series. The Sponsor reserves the right not to offer new series of the High 10 Dividend Yield Trust and there is no guarantee that a new Trust series will be available on the Rollover Date.

   Rollovers will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units.

   A rollover of a Unitholder's Units will be accomplished by the in-kind redemption of such Units, followed by the sale of the underlying Securities by the Trustee acting as the distribution agent (the "Distribution Agent") on behalf of participating Unitholders, and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the next High 10 Dividend Yield Series at their then-current net asset value.

   Certain of the underlying Securities held in the Portfolio of an existing High 10 Dividend Yield Series may also be included in the portfolio of a future High 10 Dividend Yield Series made available to Unitholders electing to rollover their Units on the Rollover Date. In such cases, a direct sale of these stocks from one High 10 Dividend Yield Series to a new High 10 Dividend Yield Series is now permitted pursuant to an SEC exemptive order. These direct sales will be effected at the stocks' closing sales prices on the exchanges where they are principally traded, free of any brokerage charges. The remaining securities in the existing High 10 Dividend Yield Series which will not be held in the portfolio of the new High 10 Dividend Yield Series will be sold, in the manner discussed below in the next paragraph, and the proceeds of such sale will be used to buy the other securities required for deposit into the portfolio of the new High 10 Dividend Yield Series.

   The Sponsor intends to direct the sale of the Securities by the Distribution Agent, as quickly as practicable, subject to the concerns that the concentrated sale of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake to cause a more gradual sale of such Securities to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during this period, program trades may be utilized in connection with the sales of the distributed Securities, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Sales of Securities pursuant to program trades will be made at such Securities' closing prices on the exchange or system where they are principally traded.

   Unitholders electing the Rollover Option may realize taxable capital gains but will not be entitled to a deduction for certain capital losses realized. Moreover, because of the rollover procedures described above, Unitholders should be aware that they will not receive a cash distribution to pay any taxes owed. Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Rollover Option.

   The Sponsor reserves the right to modify, suspend or terminate this Rollover Option at any time with notice to Unitholders. In the event the Rollover Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder. If the Sponsor decides not to offer the Rollover Option, the success of the Investment Strategy may be impaired.

   To exercise the Rollover Option, a Unitholder should notify the Sponsor by no later than 12 noon EST on the Rollover Notification Date that such Unitholder wishes to exercise the Rollover Option and to use the proceeds from the sale of underlying Securities in respect of his in-kind redemption of Units of this Trust to purchase Units of the next High 10 Dividend Yield Series from the Sponsor. If Units of the next High 10 Dividend Yield Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder will be provided with a current prospectus or prospectuses relating to such next High 10 Dividend Yield Series.

   Unitholders who do not exercise the Rollover Option, or otherwise sell or redeem their Units, will continue to hold their Units until the termination of the Trust; however, depending upon the extent of participation in the Rollover Option, the aggregate size of the Trust may be sharply reduced, resulting in a significant increase in per Unit expenses.

   The Division of Investment Management of the SEC is of the view that the Rollover Option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under Section 11(c) which the Sponsor believes permit the offering of this Rollover Option, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required. In addition, Section 17(a) of the Investment Company Act prohibits one trust series from selling securities to another trust series when such trust series are under the control of a common sponsor. With regard to the Rollover Option, Section 17(a) would prohibit the direct sale of securities from one High 10 Dividend Yield Series to another on the books of the Trustee without an exemptive order. The Sponsor has received an exemptive order from the SEC which, subject to certain exceptions, permits the direct sale of securities from one High 10 Dividend Yield Series to another on the books of the Trustee.

ADMINISTRATION OF THE TRUST

   Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends and interest income, if any, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation" in this Prospectus Part B.

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses of the Trust" in this Prospectus Part B.) In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption" in this Prospectus Part B.) In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of (1) reimbursing the Sponsor and (2) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the

Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Securities to pay such sales charges until after the Special Redemption Date.

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of calendar year 1999, the Trustee will furnish each person who was a Unitholder at any time during such periods an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit:
(1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during such periods and the Securities held at the end of such periods; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the last business day of such period); and (4) amounts distributed to Unitholders during such periods.

   Portfolio Supervision. The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

     (6) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust" in this Prospectus Part B.

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to alter any provision as may be required by the SEC to make such other provisions as will not adversely affect the interest of the Unitholders.

   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions" in this Prospectus Part B). There can be no assurance that a favorable no-action letter response will be received.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than forty per cent (40%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the remaining Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

   The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Net Assets and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                           PAINEWEBBER EQUITY TRUST
                     HIGH 10 DIVIDEND YIELD SERIES 1999 A


TRUSTEE:                                                              SPONSOR:
INVESTORS BANK & TRUST COMPANY                        PAINEWEBBER INCORPORATED
Hancock Towers,                                         1200 Harbor Boulevard,
200 Clarendon Street                                     Weehawken, N.J. 07087
Boston, Mass. 02116                                             (201) 352-3000
(800) 356-2754

-----------------------------------------------------------------------------

This Prospectus does not include all of the information with respect to The PaineWebber Equity Trust, High 10 Dividend Yield Series 1999A set forth in its Registration Statement filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. under the:

   o  Securities Act of 1933 (File No. 333-     ) and

   o  Investment Company Act of 1940 (File No. 811-3722)

TO OBTAIN COPIES FROM THE COMMISSION AT PRESCRIBED RATES--
WRITE: Public Reference Section of the Commission
   450 Fifth Street, N.W., Washington, D.C. 20549
CALL: 1-800-SEC-0330
VISIT:  http://www.sec.gov

-----------------------------------------------------------------------------

No person is authorized to give any information or make any representation about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.

-----------------------------------------------------------------------------

PROSPECTUS DATED         , 1999

              CONTENTS OF REGISTRATION STATEMENT


          This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.

          The following exhibits:

          1. Ex. 99.A1 Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor, Investors Bank & Trust Co., as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697).

          2. Ex. 99.A6 Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit
8 in File No. 2-88344).

          3. Ex. 99.A6 By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No.
811-3722).

          The following exhibits to be supplied by amendment:

          1. Ex.99.A2 Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.

          2. Ex.99.A5 Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

          3. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

          4. Ex.99.C1 Opinion of Counsel as to income tax status of securities being registered.

          5. Ex.99.C2  Consent of Ernst and Young, LLP Independent
Auditors.

                     FINANCIAL STATEMENTS


          1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

          2.   Financial Statements of the Depositor.

          PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and 10-Q, File No. 1-7367, respectively.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 29th day of October, 1999.

                                           THE PAINEWEBBER EQUITY TRUST,
                                           HIGH 10 DIVIDEND YIELD, SERIES 1999A
                                           (Registrant)
                                           By: PaineWebber Incorporated
                                           (Depositor)

                                           /s/ Robert E. Holley
                                           -----------------------------------
                                           Robert Holley
                                           Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 29th day of October, 1999.

PAINEWEBBER INCORPORATED

     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*
Regina A. Dolan                    Executive Vice President, Chief
                                   Financial Officer & Director of PaineWebber
                                   Incorporated*
Joseph J. Grano, Jr.               President, Retail Sales & Marketing,
                                   Director & Member of the Executive
                                   Committee*
Steve P. Baum                      Executive Vice President, Director of
                                   PaineWebber Incorporated*
Robert H. Silver                   Executive Vice President Director of
                                   Paine Webber Incorporated*
Mark B. Sutton                     Executive Vice President, Director of
                                   PaineWebber Incorporated*
Margo N. Alexander                 Executive Vice President, Director of
                                   PaineWebber Incorporated*
Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*
Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*
Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*
Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*
James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By /s/ Robert E. Holley
                                      -----------------------------------
                                      Robert Holley
                                      Attorney-in-fact*


--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.